March 14, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pentair plc —Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-192961)

Ladies and Gentlemen:

For the purpose of registering under the Securities Act of 1933, as amended, ordinary shares, nominal value $0.01 per share (the “Shares”), of Pentair plc, an Irish public limited company (the “Company”), we are transmitting for filing Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), with exhibits, relating to the proposed issuance of the Shares in connection with the merger of Pentair Ltd., a company organized under the laws of Switzerland (“Pentair”), with and into the Company.

The Company is filing Amendment No. 2 for the sole purpose of re-filing Exhibit 5.1 to the above-referenced Registration Statement in response to the oral comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated March 11, 2014, with respect to the above-referenced Registration Statement and updating the Exhibit Index accordingly. Amendment No. 2 does not relate to the contents of the proxy statement/prospectus that forms a part of the Registration Statement and, accordingly, the proxy statement/prospectus has not been included therewith.

We are sending to the Staff by overnight courier five courtesy copies of (i) a clean version of Amendment No. 2 to the Registration Statement, (ii) a marked version of Amendment No. 2 to the Registration Statement reflecting changes to the Registration Statement as filed on February 28, 2014 and (iii) the memorandum setting forth the Company’s response to the Staff’s comment.

March 14, 2014

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosure

cc:	Angela D. Lageson

Pentair Ltd.

Benjamin F. Garmer, III

Jason M. Hille

Foley & Lardner LLP